Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

(in thousands, except ratio of earnings (loss) to fixed charges)

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
Fixed charges:
Interest expense	$852,766	$1,557,654	$2,102,446	$1,508,854	$846,681
Amortization of debt issue expense	1,878	6,440	9,492	8,438	2,840
Estimated interest portion within rental expense	8,316	8,968	8,912	8,241	5,549
Preference securities dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total fixed charges	$862,960	$1,573,062	$2,120,850	$1,525,533	$855,070

Earnings:
Income (loss) before income taxes, discontinued operations and cumulative effect of accounting change less equity in income (loss) of investments	$(1,826,815)	$(1,297,381)	$(2,182,951)	$929,869	$642,364
Fixed charges	862,960	1,573,062	2,120,850	1,525,533	855,070
Less:
Preference securities dividend requirements of consolidated subsidiaries	—	—	—	—	—

Earnings (loss)	$(963,855)	$275,681	$(62,101)	$2,455,402	$1,497,434

Ratio of earnings (loss) to fixed charges	(1.12)	0.18	(0.03)	1.61	1.75

Excess (deficiency) of earnings (loss) to fixed charges	$(1,826,815)	$(1,297,381)	$(2,182,951)	$929,869	$642,364

The ratio of earnings (loss) to fixed charges is computed by dividing fixed charges into income (loss) before income taxes, discontinued operations and the cumulative effect of accounting changes less equity in the income (loss) of investments plus fixed charges less the preference securities dividend requirement of consolidated subsidiaries. Fixed charges include, as applicable interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense) and the preference securities dividend requirement of consolidated subsidiaries.